# UNICREDIT CAPITAL MARKETS LLC
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Financial Statement

December 31, 2024

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-23081 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: Unicredit Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 East 42nd Street
(No. and Street)

| New York | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Dominick Valente | 212 672-5884 | dominick.valente@unicredit.eu |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

| 135 West 50th Street | New York | NY | 10020 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/2003 | 686 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _Dominick Valente_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Unicredit Capital Markets LLC_ , as of _12/31_ , _2024_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RUTHDELANIA WAUGH
Notary Public, State of New York
No. 01WA6133462
Qualified in Westchester County
Commission Expires Sept. 19, 20~~25~~

Signature: _Dominick Valente_

Title:
President

_Ruthdelania Waugh_
Notary Public

**This filing\*\* contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

_\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

**UniCredit Capital Markets LLC**
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

December 31, 2024

**Table of Contents**

Forvis Mazars, LLP
135 West 50th Street
New York, NY 10020-1299
P 212.812.7000 | F 212.375.6888
forvismazars.us



## Report of Independent Registered Public Accounting Firm

To the Member of
UniCredit Capital Markets LLC

### *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of UniCredit Capital Markets LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

*Forvis Mazars, LLP*

We have served as the Company's auditor since 2024.

**New York, New York**
**February 13, 2025**

**UniCredit Capital Markets LLC**
(A Wholly-Owned Subsidiary of UniCredit U.S. Finance LLC)

Statement of Financial Condition

December 31, 2024

**Assets**

| | | |
|---|---|---:|
| Securities owned, at fair value | $ | 230,978,020 |
| Cash | | 1,114,926 |
| Underwriting fees receivable | | 802,301 |
| Due from affiliated company | | 282,364 |
| Total assets | $ | 233,177,611 |

**Liabilities and Member's Equity**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 665,502 |
| Total liabilities | | 665,502 |
| Member's equity: | | |
| Total member's equity | | 232,512,109 |
| Total liabilities and member's equity | $ | 233,177,611 |

See accompanying notes to financial statement

## (1) Organization

UniCredit Capital Markets LLC (the "Company") is a wholly-owned subsidiary of UniCredit U.S. Finance LLC (UCIUSF). The Company, formerly UniCredit Capital Markets Inc., was incorporated in New York in 1978. UCIUSF is a wholly-owned subsidiary of UniCredit Bank AG, Munich (UCB Bank or the Parent).

The Company is based in the United States of America and conducts business from its offices in New York City. The Company, which is engaged in brokerage-related activities, generates a significant portion of its revenues from customers of the Parent, its affiliates, and other institutional clients. In addition, the Company provides corporate and financial services to both its clients and customers of the Parent and its affiliates in the U.S. market.

The Company is a registered broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i).

## (2) Summary of Significant Accounting Policies

### (a) Basis of Presentation

The Company's financial statements have been prepared under accounting principles generally accepted in the United States of America ("U.S. GAAP").

### (b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### (c) Revenue Recognition

The Company records revenue in accordance with Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers.* The Firm's underwriting and selling fees are recorded upon deal closure (trade-date), net of related costs. The Company believes that the performance obligation is satisfied on the trade date. Interest is recognized on an accrual basis based on the instruments contracted terms.

### (d) Segment Reporting

The Company adopted Accounting Standards Codification (ASC) 280, *Segment Reporting,* as amended by Accounting Standards Update (ASU) 2023-07, *Segment Reporting: Improvements to Reportable Segment Disclosures* in 2024. ASU 2023-07 requires the disclosure of revenue and expenses associated with each Segment of a company's business.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including soliciting transactions in equity and fixed income securities of domestic and foreign issuers as well as investing the capital of the Company in US Treasury Bills. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

### (e) Cash and Cash Equivalents

The Company considers balances at banks and highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

### (f) Securities Transactions

Securities owned, at fair value is primarily comprised of US Treasury Notes. Securities transactions are recorded on a trade-date basis. Subsequent market fluctuations may require the Company to purchase securities at prices which may differ from the fair value reflected in the Company's statement of financial condition. Securities owned or securities sold, not yet purchased are stated at quoted market price, with unrealized gains or losses reflected in principal transactions.

### (g) Income Taxes

The Company is a Limited Liability Company which is 100% owned by UCB Bank and disregarded for U.S. tax purposes. As a result, the Company's income and deductions are reported in UCB Bank's federal, state and local tax returns.

## (3) Employee Benefit Plans

The Company participates in a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code sponsored by its ultimate parent, UCB Bank. The New York branch of UCB Bank administers the plan. All full-time employees who meet eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $23,000 for the 2024 calendar year. In addition, participants at or over the age of 50 may elect to make additional "catch-up" contributions to the Plan not to exceed $7,500 in 2024. The Company contributes an additional 50% of the contributions made by the participants.

In addition, the Company participates in a profit sharing plan sponsored by UCB Bank, which offers benefits to substantially all employees who meet certain age and eligibility requirements.

**(4)  Net Capital Requirements**

As a registered broker-dealer and a member of FINRA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital of $250,000. As of December 31, 2024, the Company had net capital of $231,427,444, which exceeded the regulatory requirement by $231,177,444.

**(5)  Related Party Transactions**

*Underwriting and Selling Fees*

In 2024, the Company earned underwriting fees from customers referred to the Company by UCB Bank. Referral fees, relating to underwriting fees referred by UCB Bank, totaling $321,178 were outstanding and included in accounts payable and accrued expenses as of December 31, 2024.

*Commitment Fees*

On February 2, 2023, the Company entered into a revolving credit line (Subordinated Loan Agreement approved by FINRA) with UCB Bank. This revolving credit line had an amount available to borrow of $75,000,000. The revolving credit line is to be used to support the Company's underwriting business. The revolving credit line calls for the Company to pay a commitment fee of 1.19% to UCB Bank. For the year ending December 31, 2024, the Company incurred commitment fees, of which $74,375 is payable as of December 31, 2024. The revolving credit line was not drawn upon in 2024. The revolving credit line expired on February 2, 2025 and was not renewed.

*Due from Affiliated Company*

Due from affiliated companies totaling $282,364 is cash held at UCB Bank used for paying expenses related to the operating activities of the Company.

*Rent and Occupancy*

The Company utilizes office space of an affiliate during 2024.

*Overhead Allocation – Affiliated Company*

The Company paid to affiliates for intercompany allocation of various general and administrative costs including, but not limited to, technology, human resources and other back office charges, depreciation and amortization of office furniture and equipment. Service level agreements between the Company and the Parent or affiliate exist to govern expenses that are not directly charged to the Company.

**(6)  Fair Value of Financial Instruments**

Generally accepted accounting standards require the disclosure of the fair value of financial instruments, as defined, for both assets and liabilities reported in the statement of financial condition. Primarily all of the Company's financial instruments are carried at, or approximate, fair value.

**(7)     Fair Value Measurements**

The Company applies ASC 820, *Fair Value Measurements and Disclosures,* which establishes a framework for measuring fair value by three level hierarchy and expands disclosures about fair value measurements. The Company records certain assets and liabilities at fair value.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1     Pricing inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2     Pricing inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

Level 3     Pricing inputs are unobservable for the investment and include situations when there is few, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

*U.S. Government Securities.* U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 1 of the fair value hierarchy.

The following table summarizes the valuation of the Company's investments by fair value hierarchy as described above as of December 31, 2024:

|  | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| U.S. Treasuries - March 6, 2025 maturity | $    230,798,020 | $    230,798,020 | $                - | $                - |
| Total | $    230,798,020 | $    230,798,020 | $                - | $                - |

**(8)     Subsequent Event**

The Company has evaluated subsequent events through February 13, 2025, the date on which the financial statements were available to be issued.  Management has concluded that there were no subsequent events that are required to be accrued and disclosed.